FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number:    333-10486

For the Month of November 2002

Trend Micro Incorporated
(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
Shibuya-ku, Tokyo 151-8583, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

1.    Purchase Report on Treasury Shares, filed with the Director General of Kanto Local Finance Bureau, in Tokyo, Japan, on November 7, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	November 29, 2002	By:	/S/ MAHENDRA NEGI
Mahendra Negi Representative Director; Chief Financial Officer and Executive Vice President

Exhibit No.1

PURCHASE REPORT
ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From To	October 1, 2002 October 31, 2002

TREND MICRO INCORPORATED

( 9 4 1 2 7 2 )

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From To	October 1, 2002 October 31, 2002

To: Director General of Kanto Local Finance Bureau

Filed on November 7, 2002

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Odakyu Southern Tower 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Ryo Masaki

Place to Contact	Odakyu Southern Tower 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Ryo Masaki

Place at which copies of the Annual Securities Report is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Description of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

(As of October 31, 2002)

Segment	Number of Shares		Total Amount	Remarks

Description of the Resolution on the General Meeting of Shareholders				Note
		5,000,000 shares	JPY 5,700,000,000
(Resolution on March 26, 2002)

Number of Treasury Shares purchased for the Reporting Period	October 10	20,500 shares	JPY 58,420,000

	Total	20,500 shares	JPY 58,420,000
(Date of Purchase)

Total Number of Treasury Shares purchased by the End of the Reporting Month		452,500 shares	JPY 1,277,620,000

Progress of Purchase of Treasury Shares		9.1%	22.4%

Note:
It is 3.78% of the ratio of (i) the total number of shares resolved pursuant to Section 1 of Article 210 of the Commercial Code of Japan at the general meeting of shareholders to (ii) the total number of shares issued and outstanding as at the date when such general meeting was closed.

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase for Cancellation by using Revaluation Excess

Not applicable

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of October 31, 2002)

Segment	Number of Shares	Remarks

Total Number of Shares issued and outstanding	132,501,873 shares

Number of Treasury Shares held	542,998 shares

Number of Treasury Shares held for Cancellation by using Revaluation Excess	0 shares